

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
Bruce M. Goldberg
Vice President, Chief Legal and Chief Compliance
Officer and Corporate Secretary
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re:** **SMART Modular Technologies (WWH), Inc.**
> **Amendment No. 4 to Schedule 13E-3**
> **Filed July 27, 2011**
> **File No. 005-81651**

Dear Mr. Goldberg:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   We note your Form 8-K filed July 27, 2011. Please tell us how you determined that you are not required to amend your Schedule 13E-3 to promptly report the information regarding the settlement of the litigation or the information starting under the caption "Additional Disclosures" on page 2 of the Form 8-K. Refer to Rule 13e-3(d)(2). To the extent an amendment is required, please tell us how you complied with the disclosure and dissemination requirements of Rules 13e-3(e)(2) and 13e-3(f)(1)(iii). Additionally, please explain why the information in the Form 8-K is not required to be filed as definitive additional material.

<u>Exhibits</u>

2.   Please tell us why you only filed exhibits 99.C.8 and 99.C.9 now. Also, tell us where you summarized these exhibits in your material circulated to investors or explain why a summary is not required. Refer to Regulation M-A Item 1015(b)(6).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to each filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Louis Rambo at (202) 551-3289, Geoffrey D. Kruczek, at (202) 551-3614, or Perry Hindin, Special Counsel, Office of Merger and Acquisitions, at (202) 551-3444 with any questions.

                                        Sincerely,

                                        /s/ Geoffrey D. Kruczek

                                        Amanda Ravitz
                                        Assistant Director

cc (email):   Alan F. Denenberg, Esq.
                Davis, Polk and Wardwell LLP